September 18, 2008

Securities and Exchange Commission
Washington, D.C. 20549

Attn:	Christine Davis, Assistant Chief Accountant Mark Shannon, Staff Accountant

Re:
Response to Comment Letter (the “Comment Letter”) of September 11, 2008 relating to the Form 10-K for the Fiscal Year ended December 31, 2007 (the “10-K”) and the Form 10-Q for the Fiscal Quarter ended June 30, 2008 for uVuMobile, Inc. (the “Company”) as filed with the Securities and Exchange Commission (File No. 000-26809)

Dear Ms. Davis and Mr. Shannon:

Below we have identified the comments sent to the Company in the Comment Letter and have set forth our responses.  Once we receive any additional comments on our response, we will file an amended 10-K and 10-Q reflecting such changes.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 9.A.                     Controls and Procedures, page 23

1.
Your proposed disclosure provided in response to prior comment number 1 indicates that your management has designed disclosure controls and procedures that are designed “to cause the material information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 to be recorded, processed, and summarized, and reported to the extent applicable within the time periods specified by the Securities and Exchange Commission’s rules and forms.”  Your definition of disclosure controls and procedures is stated in terms that are more limited in scope than the definition of “disclosure controls and procedures” in Exchange Act Rule 13a-15(e).  The rule requires, among other matters, that the disclosure by the issuer be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act… is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”  Please revise your proposed disclosures to fully define disclosure controls and procedures as stated in Exchange Act Rule 13a-15(e) and conform that you will make similar revisions to all future filings, including your periodic reports on Form 10-Q

Securities and Exchange Commission

Response:  The Company proposes replacing Item 9.A with the Item 9A(T) as set forth below.  We will make similar revisions to all future filings, including our periodic reports on Form 10-Q:

“Item 9A(T). Controls and Procedures.

Management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rule 13a-15(e) of the Securities Exchange Act of 1934 (the “Act”), that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is recorded, recorded, processed, summarized, and reported, within the time periods specified in the Commission’s rules and forms.  These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  In designing and evaluating the disclosure controls and procedures, management recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with a company have been detected.

As of the end of the period covered by this report, the Company performed an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were not effective at the reasonable assurance level since there was not a step to check revised rules of the Commission, which resulted in the Company omitting its Report on Management’s Assessment of Internal Control over Financial Reporting.  A step has been added to our disclosure controls and procedures to eliminate this deficiency in the future.

Report on Management’s Assessment of Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is defined under applicable Securities and Exchange Commission rules as a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.  The Company’s internal control over financial reporting includes those policies and procedures that:

Securities and Exchange Commission

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financials statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2007, management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission.  Based upon the assessment, management determined that the Company’s internal control over financial reporting was not effective at the reasonable level since there was not a step to check revised rules of the Commission, which resulted in the Company omitting its Report on Management’s Assessment of Internal Control over Financial Reporting.  A step has been added to our disclosure controls and procedures to eliminate this deficiency in the future.

Changes in Internal Control over Financial Reporting

Except for the addition of a step to our disclosure controls and procedures to check all updates to rules and regulations of the Commission applicable to the Company, no changes were made to the Company’s internal control over financial reporting (as defined in Rule 13a-15 under the Securities Exchange Act of 1934) during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Securities and Exchange Commission

No Attestation Report of Independent Registered Public Accounting Firm Required

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.”

2.
We note that your response to prior comment number 2 indicates that your management has again concluded that the disclosure controls and procedures were effective as of the end of the fiscal year.  Please tell us the factors you considered which support your conclusion and refer to the applicable Commission rules, regulations or guidance supporting your conclusion.  In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective disclosure controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance Disclosure Interpretaton 115.02, which you can find at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.  In light of these facts, please explain how you could conclude that your disclosure controls and procedures were effective.  Alternatively, please amend your 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e. that disclosure controls and procedures were not effective as of the end of the fiscal year.  You should also assess the impact of these deficiencies on any registration statement updating obligations under Section 10(a)(3) of the 1933 Securities Act.

Response:   Please see our response to Item 1 listed above, which includes our response to this Item 2.

3.	Please revise to identify the framework used to evaluate the effectiveness of your internal controls over financial reporting. See Item 308T(a)(2) of Regulation S-K.

Response:  Please see our response to Item 1 listed above, which includes our response to this Item 3.

Securities and Exchange Commission

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Exhibits 31.1 and 31.2

4.
Please amend your filing and revise this certification to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.  We also note that paragraphs two and three of the certifications replace the word “report” with quarterly report.”  Please revise your certifications to reflect the exact wording in Item601(b)(31) of Regulation S-K.

Response:  When we file the amended 10-Q, we will make the appropriate changes in Exhibits 31.1 and 31.2 as set forth in this comment.

In connection with our responses contained in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please contact Ron Warren by phone at (678) 417-8570 or email at rwarren@uvumobile.com, or you can contact me by phone at (919) 264-4081, by email at donlocke2244@yahoo.com or by fax a (919) 882-1851.

Very truly yours,

/s/ Donald T. Locke
Donald T. Locke
Interim General Counsel

Cc:	Scott Hughes Ron Warren